Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and six months ended August 31, 2006

September 20, 2006

The following information should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported an income of $319,913 in the three months ended August 31, 2006 compared to a loss of $158,101 in the same quarter of the prior year. The Company experienced gross revenue growth of $4,344,856, a 38.1% increase over the same quarter of the prior year. Although the gross margin increased $1,339,648 it was impacted by the amortization of slotting fees and discounts to support the branded beverage products. The gross margin increase was partially offset by an increase in selling, general and administration (SG&A) expenses of $671,702. The increase in SG&A expenses is primarily attributable to increases in the Company’s sales force to promote the Company’s new brands and an increase in non-cash stock based compensation expense of $101,433 mostly due to the increased market price of the Company’s stock, causing the revaluation of certain options granted in previous periods. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations
Introduction
The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Sales

Quarter ended August 31, 2006

	Quarter ended	Quarter ended
Revenue	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 4,983,680	$ 4,444,333	$ 539,347
Distribution and
Other	$10,756,591	$ 6,951,082	$3,805,509
Total Gross Revenue	$15,740,271	$11,395,415	$4,344,856
Discounts, rebates
and slotting fees
	($ 1,216,479)	($ 492,506)	($ 723,973)
Net Revenue	$14,523,792	$10,902,909	$3,620,883

Gross sales for the quarter ended August 31, 2006 were $15,740,271 compared to $11,395,415 for the same quarter of the previous year, representing an increase of 38.1% . The increase in plant revenue of $539,347 is the net of an increase in co-packing revenue of $587,387 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $48,040 due to reduced sales of certain private label brands. The increase in distribution and other revenue of $3,805,509 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the quarter ended August 31, 2006 were $1,216,479 compared to $492,506 in the same quarter of the previous year. The increase of $723,973 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $617,867 and an increase in discounts and volume rebates related to the bottling plants in the amount of $106,106.

Six months ended August 31, 2006

	Six months ended	Six months ended
Revenue	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 9,448,824	$ 8,568,312	$ 880,512
Distribution and
Other	$ 19,525,755	$11,982,846	$7,542,909
Total Gross Revenue	$28,974,579	$20,551,158	$8,423,421
Discounts, rebates
and slotting fees
	($ 2,343,890)	($ 717,975)	($1,625,915)
Net Revenue	$26,630,689	$19,833,183	$6,797,506

Gross sales for the six months ended August 31, 2006 were $28,974,579 compared to $20,551,158 for the same period of the previous year, representing an increase of 41%. The increase in plant revenue of $880,512 is the net of an increase in co-packing revenue of $1,051,521 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $171,009 due to the discontinuance of the production of SoBe® and reduced sales of certain private label brands. The increase in distribution and other revenue of $7,542,909 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the six months ended August 31, 2006 were $2,343,890 compared to $717,975 in the same period of the previous year. The increase of $1,625,915 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $1,467,844 and an increase in discounts and volume rebates related to the bottling plants in the amount of $158,071.

Cost of Sales and Margin

Quarter ended August 31, 2006

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 2,618,942	$2,460,667	$ 158,275
Distribution and
Other	$ 7,470,100	$5,347,140	$2,122,960
Total	$10,089,042	$7,807,807	$2,281,235

Cost of sales for the quarter ended August 31, 2006 was $10,089,042 compared to $7,807,807 for the same quarter of the previous year, representing an increase of 29.2% . The increase in plant cost of sales of $158,275 is the net of an increase in co-packing cost of sales of $189,793 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $31,518 due to reduced volume of certain private label brands. The increase in distribution and other cost of sales of $2,122,960 consists primarily of an increase in cost of sales for branded beverage products.

Six months ended August 31, 2006

	Six months ended	Six months ended
Cost of Sales	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 5,087,045	$ 4,683,399	$ 403,646
Distribution and
Other	$13,534,482	$ 9,016,487	$4,517,995
Total	$18,621,527	$13,699,886	$4,921,641

Cost of sales for the six months ended August 31, 2006 was $18,621,527 compared to $13,699,886 for the same period of the previous year, representing an increase of 35.9% . The increase in plant cost of sales of $403,646 is the net of an increase in co-packing cost of sales of $546,590 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $142,944 largely due to the discontinuance of the production of SoBe® and reduced volume of certain private label brands. The increase in distribution and other cost of sales of $4,517,995 consists primarily of an increase in cost of sales for branded beverage products.

Quarter ended August 31, 2006

	Quarter ended	Quarter ended
Margin	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 2,201,599	$ 1,926,632	$ 274,967
Distribution and
Other	$ 2,233,151	$ 1,168,470	$1,064,681
Total	$ 4,434,750	$ 3,095,102	$1,339,648
Margin percentage	30.5%	28.4%	2.1%

Margin for the quarter ended August 31, 2006 was $4,434,750 compared to $3,095,102 in the same quarter of the previous year, an increase in margin of $1,339,648. The margin percentage increased 2.1% in spite of increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $274,967 is the result of an increase in co-packing margin of $305,126 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $30,159 due to reduced volume of certain private label brands. The increase in distribution and other margin of $1,064,681 consists primarily of an increase in margin from branded beverage products.

Six months ended August 31, 2006

	Six months ended	Six months ended
Margin	August 31, 2006	August 31, 2005	Change
Bottling Plants	$ 4,093,678	$ 3,774,883	$ 318,795
Distribution and
Other	$ 3,915,484	$ 2,358,414	$1,557,070
Total	$ 8,009,162	$ 6,133,297	$1,875,865
Margin percentage	30.1%	30.9%	(0.8%)

Margin for the six months ended August 31, 2006 was $8,009,162 compared to $6,133,297 in the same period of the previous year, an increase in margin of $1,875,865. The decrease in margin percentage of 0.8% is due to increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $318,795 is the result of an increase in co-packing margin of $360,494 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $41,699 largely due to the discontinuance of the production of SoBe® and reduced volume of certain private label brands. The increase in distribution and other margin of $1,557,070 consists primarily of an increase in margin from branded beverage products.

Selling, General and Administration Expenses

For the quarter ended August 31, 2006, these expenses increased $671,702 from $2,773,595 to $3,445,297, or 24.2% . Selling expenses increased $304,992 to promote the Company’s brands, stock based compensation expense increased $101,433 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $120,263, bottling plant expenses increased $95,421, corporate relations expenses increased $39,195 and other selling, general and administration expenses increased $10,398. All of the amounts mentioned were impacted by the effects of currency translation.

For the six months ended August 31, 2006, these expenses increased $1,234,534 from $4,987,082 to $6,221,616, or 24.8% . Selling expenses increased $546,575 to promote the Company’s brands, stock based compensation expense increased $166,351 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $205,821, bottling plant expenses increased $136,607, outside storage costs increased $70,541 due to higher inventory levels, corporate relations expenses increased $39,466, legal costs were higher due to a legal fee recovery of $47,300 in the prior year and other selling, general and administration expenses increased $21,873. All of the amounts mentioned were impacted by the effects of currency translation.

Other Expenses

For the quarter ended August 31, 2006, depreciation remained consistent with the same quarter of the prior year at $210,048 compared to $209,642. Amortization of deferred costs also remained consistent at $20,194 compared to $22,468 in the same quarter of the prior year. Interest increased by $46,964 from $83,120 to $130,084 due to higher average borrowing levels, higher interest rates and the effect of currency translation. In the quarter ended August 31, 2006, the company recorded a non-cash income tax expense in the amount of $309,214 corresponding to operating income in the Canadian operating entity, compared to $163,968 in the same quarter of the prior year.

For the six months ended August 31, 2006, depreciation remained consistent with the same period of the prior year at $414,549 compared to $416,004. Amortization of deferred costs also remained consistent at $41,509 compared to $44,639 in the same period of the prior year. Interest increased by $94,037 from $161,814 to $255,851 due to higher average borrowing levels, higher interest rates and the effect of currency translation. In the six months ended August 31, 2006, the company recorded a non-cash income tax expense in the amount of $490,881 corresponding to operating income in the Canadian operating entity, compared to $381,270 in the same period of the prior year.

Summary of Quarterly Results

	August 31		May 31		February 28		November 30
	2006	2005	2006	2005	2006	2005	2005	2004
Net sales /
operating	$14,523,792	$10,902,909	$12,106,898	$8,930,274	$8,079,388	$6,623,496	$8,846,295	$6,864,239
revenue
Income
(loss)	$ 319,913	($ 158,101)	$264,843	$ 300,436	($866,883)	$150,638	($550,880)	($433,760)
Income
(loss) per
share	$0.02	($0.01)	$0.02	$0.02	($0.05)	$0.01	($0.04)	($0.03)

Net Income
(loss) per
share,	$0.02	($0.01)	$0.02	$0.02	($0.05)	$0.01	($0.04)	($0.03)
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	August 31		May 31		February 28		November 30
Income (loss)	2006 $319,913	2005 ($158,101)	2006 $264,843	2005 $300,436	2006 ($866,883)	2005 $150,638	2005 ($550,880)	2004 ($433,760)
Stock based compensation	$198,813	$ 97,380	$125,128	$ 60,210	$ 83,370	$ 68,205	$ 55,165	$ 15,023
Income (loss) excluding stock based compensation expense	$518,726	($ 60,721)	$389,971	$360,646	($783,513)	$218,843	($495,715)	($418,737)

Liquidity and Capital Resources

As at August 31, 2006 the company had positive working capital of $2,019,017 compared to negative working capital of $307,554 at February 28, 2006. This improvement in working capital mostly resulted from cash generated through operating income and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at August 31, 2006 was $2,884,353 compared to $2,617,294 for the prior year-end. There were no cash or cash equivalents as at August 31, 2006 or at the prior year-end. The Company was in compliance with all covenants at August 31, 2006.

The Company has an operating line of $4,976,025, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $2,091,672 at August 31, 2006. The Company believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash generated from operating activities for the three months ended August 31, 2006 was $780,147 compared to $254,979 in the same quarter of the prior year. In the quarter ended August 31, 2006, cash inflow from operations was $1,058,182 compared to $335,767 in the same quarter of the prior year. This was offset by the changes in non-cash working capital which utilized $278,035 compared to $80,788 in the same quarter of the prior year. Inventory utilized $182,991 due to slightly higher inventory levels and accounts payable utilized $455,766 due to shorter average days outstanding which was offset by $188,820 generated by the reduction of accounts receivables due to shorter average days outstanding and prepaid expenses that generated $171,902 due to the amortization of slotting fees, insurance premiums and other prepaid expenses. In the same quarter of the prior year, working capital changes utilized $80,788 due to an increase in trade accounts receivables that utilized $938,576 related to seasonal increases in sales and a reduction in sales to co-pack customers having credit terms of 15 days and an increase in sales to distribution customers with credit terms of 30 days, an increase in inventory that utilized $70,021, an increase in prepaid expenses that utilized $397,248 mostly due to slotting fees and prepaid insurance premiums, offset by an increase in accounts payable due to longer average days outstanding that generated $1,325,057.

Net cash utilized in operating activities for the six months ended August 31, 2006 was $634,490 compared to $44,316 in the same period of the prior year. Cash inflow from operations was $1,855,636 compared to $1,141,991 in the same period of the prior year. A major difference between the current period and the same period of the prior year is the change in non-cash working capital items. In the six months ended August 31, 2006, working capital changes utilized $2,490,126 due to an increase in accounts receivables that utilized $1,451,773 due to higher sales volumes, an increase in inventory that utilized $254,390 and a decrease in accounts payable that utilized $924,907. Prepaid expenses generated $140,944 due to lower slotting fee balances offset by an increase in insurance premiums, other prepaid expenses and equipment deposits. In the same period of the prior year, working capital changes utilized $1,186,307 due to an increase in trade accounts receivables that utilized $1,562,541 related to seasonal increases in sales, an increase in inventory that utilized $1,272,456 due to the Company’s new TrueBlue® product, an increase in prepaid expenses that utilized $575,744 for prepaid general insurance premiums and slotting fees offset by an increase in accounts payable that generated $2,224,434.

In the quarter ended August 31, 2006, net cash utilized in investing activities was $111,658 compared to $62,552 in the same quarter of the prior year, all of which was expended on the purchase of capital assets. In the current quarter, $79,346 was expended on equipment for the bottling operations and $32,312 was expended on office equipment, software and leasehold improvements. In the quarter ended August 31, 2005, $15,616 was expended on equipment for the bottling operations and $46,936 was expended on office equipment, software and leasehold improvements.

In the six months ended August 31, 2006, net cash utilized in investing activities was $222,092 compared to $116,200 in the same period of the prior year. In the current period, $222,092 was expended on the purchase of capital assets compared to $122,756 in the six months ended August 31, 2005. In the six months ended August 31, 2006, $154,224 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $43,889 was expended on office equipment, software and leasehold improvements. In the six months ended August 31, 2005, $56,076 was expended on equipment for the bottling operations, $9,043 was expended on vehicles and $57,637 was expended on office equipment, software and leasehold improvements. In the six months ended August 31, 2005, the sale of assets generated $6,556 from the sale of vehicles.

In the quarter ended August 31, 2006, financing activities utilized $668,489 compared to $192,427 in the same quarter of the prior year. In the current quarter, the Company repaid long-term debt of $138,447 compared to $216,050 in the quarter ended August 31, 2005 due to the longer amortization of the term loan. In the current quarter the Company utilized $1,325,888 to decrease bank indebtedness compared to $4,694 in the same quarter of the prior year. In the quarter ended August 31, 2006, the Company generated $795,846 from the issuance of common shares relating to the exercise of options compared to $28,317 in the same quarter of the prior year.

In the six months ended August 31, 2006, financing activities generated $856,582 compared to $160,516 in the same period of the prior year. In the current six months, the Company repaid long-term debt of $276,715 compared to $430,422 in the same period of the prior year due to the longer amortization of the term loan. In the six months ended August 31, 2006 the Company generated $212,348 from an increase in bank indebtedness due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth offset by a reduction of bank indebtedness due to cash generated from operations. In the six months ended August 31, 2005 bank indebtedness generated $562,621 mostly due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth. In the six months ended August 31, 2006, the Company generated $920,949 from the issuance of common shares relating to the exercise of options compared to $28,317 in the same period of the prior year.

Trend Information

Sales in the current fiscal year continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of branded beverage products. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At September 20, 2006 the Company had 15,878,707 issued and outstanding common shares.

There were also 2,255,048 issued and outstanding stock options, of which 1,470,890 were vested.

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.